NSAR Item 77E - BlackRock MuniYield California Quality Fund, Inc. ("MCA")

Eitel Litigation

A purported derivative complaint had been filed by Dolores Eitel and other shareholders of  MCA on August 3, 2010 in the Supreme Court of the State of New York, New York County.  The complaint names BlackRock Advisors, LLC, BlackRock, Inc. and certain of the board members, officers and portfolio managers of MCA as defendants. The complaint alleges, among other things, that the parties named in the complaint breached fiduciary duties owed to MCA and its common shareholders and committed waste by redeeming MCA's auction preferred shares at their liquidation preference. The complaint seeks unspecified damages for losses purportedly suffered by MCA as a result of the prior redemptions and injunctive relief preventing MCA from redeeming auction preferred shares at their liquidation preference in the future and awarding the plaintiffs the costs and disbursements of the action, including reasonable attorneys', accountants' and experts' fees and expenses.

830864.01-New York Server 6A MSW - Draft March 14, 2012 - 12:53 PM